Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

Dear Shareholder,

Re: Annual General Meeting of Shareholders

You are cordially invited to attend an Annual General Meeting of Shareholders (the “Annual Meeting”) of Ituran Location and Control Ltd. to be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on December 10, 2020 at 9:00 a.m. US Eastern time.

Holdings of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Your Board of Directors recommended a vote “FOR” all the matters set forth in the notice.

At the Annual Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Whether or not you plan to be present at the Annual Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Your proxy must be received no later than 9:00 a.m. US Eastern time, on December 8, 2020, to be counted for the Annual Meeting. If you are present at the Annual Meeting and desire to vote in person, you may revoke your appointment of proxy at the Annual Meeting so that you may vote your shares personally.

Your cooperation is appreciated.

Very truly yours, Ze'ev Koren Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of
Ituran Location and Control Ltd.:

The Annual general meeting of shareholders (the "Annual Meeting") of Ituran Location and Control Ltd. (the “Company”) will be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on December 10, 2020 at 9:00 a.m. US Eastern time for the following purposes:

1.	To receive and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2019.

2.
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton International) as the Company’s independent auditors for the year ending December 31, 2020 and until the Company’s next annual general meeting.

3.	To elect the following persons to serve as directors in Class B for additional period until third succeeding Annual meeting thereafter: Nir Sheratzky, Yigal Shani and Yehuda Kahane.

4.	To re-elect Mr. Israel Baron, an external director of the Company, to office for an additional term of three years which will commence on December 21 ,2020.

5.
To approve the extension of service agreements as independent contractors, of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively. Such agreements were extended on April 10, 2020 (retroactively from 1 of February), subject to the approval of our next general shareholders meeting, for additional three years, with accordance to the provisions of Israeli Company Law and Israeli Companies Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, and were approved accordingly by our compensation committee and our board of directors.

The affirmative vote of the holders of the majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval of items 2, 3 and 5.For item 4 required the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval of the proposal provided that: (a) such majority includes at least a majority of the shares held by all non-controlling shareholders or those having a personal interest in the appointment, except a personal interest which is not resulting from connections with controlling shareholders, present and voting at such meeting; or (b) the total number of shares voted against the election of the external director and held by shareholders other than controlling shareholders or those having a personal interest in the appointment, except a personal interest which is not resulting from connections with controlling shareholders, must not exceed 2% of the shares whose holders are entitled to vote at any meeting of shareholders.

Only shareholders of record at the close of business on November 9, 2020 (the “Record Date”) will be entitled to participate in and vote at the Annual Meeting, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the Annual Meeting in person.

           Section 87(a) to the Israeli Companies Law, Company's Articles of Association and Board resolution permits to shareholders who will not attend the Annual Meeting in person, to vote by completing the Form of Proxy Card. The shareholders may also submit a position notice to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the Company registered address stated above) no later than ten (10) days prior to the Annual Meeting. The Board of Directors of the Company may submit response to such position notices until five (5) days prior to the Annual Meeting. Changes to the Annual Meeting agenda may be made after the filing of the Statement of Proxy, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than seven (7) days following the date of filing the attached Proxy Statement, all in accordance with the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000)). In such case, the Company will file an amended agenda and an amended Statement no later than seven (7) days from the last date of submission of such shareholder's request.  The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Proxy Statement , the amended agenda and the amended Proxy Statement (both, if any) and position notices are or will be available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

If you wish to attend the Annual Meeting in person and if your shares are held in "street name", meaning a shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange or other record holder and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such record holder, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, at least 24 hours before the time appointed for holding the Meeting, with proof of ownership, issued by a record holder as well as a statement from such record holder that it did not vote such shares, and a copy of the shareholder's passport, valid identification document or incorporation certificate.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a  Proxy) at the Annual Meeting, by means of a Deed of Authorization in the form a set forth in the Articles of Association of the Company, so long as the Deed of Authorization is delivered to the Company at least twenty-four (24) hours prior to the time of the Annual Meeting or presented to the Chairman at such meeting. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the Annual Meeting, or if present in person at said General Meeting, may revoke the appointment by means of a written or oral notification to the Chairman and vote their shares in person.

Shareholders who will not attend the Annual Meeting in person are requested to complete date and sign the aforementioned form of Proxy Card distributed herewith (or the amended Form of Proxy Card, if any) and to return it promptly (and in any event, at least forty eight (48) hours prior to the time of the Annual Meeting) to the Company's transfer agent in the enclosed envelope or to vote by remote voting according to provided instructions (if it’s available).

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Annual Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders (s)he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified herein above. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual Meeting.

ii

A shareholder is entitled to contact the Company directly and receive the text of the Proxy Statement  (or the amended Proxy Statement , if any) and the Position Notices ("hodaot emda") (if any).

For information regarding compensation on an individual basis for the Company's five Office Holders with the highest compensation for the year 2019, please see the Company's Annual Report on Form 20-F for the year ended December 31, 2019 “Item 6. Directors, Senior Management and Employees - Item B. Compensation” at:

https://www.sec.gov/Archives/edgar/data/1337117/000117891320001183/zk2024284.htm#ITEM6

Copies of the proposed resolutions are available at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, every business day from 9 a.m. to 5 p.m. (US Eastern Time), following prior coordination at telephone number +1-954-484-3806.

By order of the Board of Directors, Guy Aharonov, Adv. General Counsel

Azour, Israel
October 29, 2020

iii

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 29, 2020

The enclosed proxy is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on December 10, 2020 at 9:00 a.m. US Eastern time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Annual Meeting will be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA. The telephone number at that address is +1- 954-484-3806.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), of the Company at the close of business on November 9, 2020 (the “Record Date”). You are also entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

As of October 29, 2020 we have 23,475,431 outstanding shares.

Revocability of Proxies

A form of proxy card for use at the Annual Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company with proof of identity of the shareholder (to the satisfaction of Company's secretary) which have to be received with the Company's registered address at least 24 hours prior to the time of the Annual Meeting, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Annual Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum.

The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual Meeting.

If you wish to attend the Annual Meeting in person and if your shares are held in "street name", meaning a shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange or other record holder and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such record holder, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, at least 24 hours before the time appointed for holding the Meeting, with proof of ownership, issued by a record holder as well as a statement from such record holder that it did not vote such shares, and a copy of the shareholder's passport, valid identification document or incorporation certificate.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a  Proxy) at the Annual Meeting, by means of a Deed of Authorization in the form as set forth in the Articles of Association of the Company, so long as the Deed of Authorization is delivered to the Company at least twenty-four (24) hours prior to the time of the Annual Meeting or presented to the Chairman at such meeting. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the Annual Meeting, or if present in person at said General Meeting, may revoke the appointment by means of a written or oral notification to the Chairman and vote their shares in person.

Shareholders who will not attend the Annual Meeting in person are requested to complete date and sign the aforementioned form of Proxy Card distributed herewith (or the amended Form of Proxy Card, if any) and to return it promptly (and in any event, at least forty eight (48) hours prior to the time of the Annual Meeting) to the Company's transfer agent in the enclosed envelope or to vote by remote voting according to provided instructions (if it’s available).

The Board of Directors of the Company is soliciting the attached proxy cards for the Annual Meeting, primarily by elctronic delivery mail and by filing it publicly. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Shareholders are entitled to apply in writing, through the Company, to the other shareholders of the Company in order to present their position in respect of any item on the agenda of the Annual Meeting (“Position Notice”). Position Notices may be sent to the Company’s Israeli office at 3 Hashikma St. Azour Israel (P.O. Box 11473 Azour 58001), by no later than 10 days prior to the Annual Meeting.

PROPOSAL ONE

DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS

Background

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and recommended, and the Board of Directors has approved (pursuant to the Israeli Companies Law), the audited financial statements of the Company for the year ended December 31, 2019, as attached to the Company's Annual Report on Form 20-F for the year ended December 31, 2019.  Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors (please see the Company's Annual Report on Form 20-F for the year ended December 31, 2019). Our Chief Financial Officer, Mr. Eli Kamer will be available to respond to appropriate questions of shareholders.

Proposal

It is proposed that at the Annual Meeting the following matter be discussed:

“The audited financial statements of the Company for the year ended December 31, 2019 and the report of the Board of Directors for such period are hereby noted.”

Vote Required

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 1.

PROPOSAL TWO
REAPPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION
OF AUDITORS’ COMPENSATION

Background

The Audit Committee and the Board of Directors have selected the accounting firm Fahn Kanne & co., a member of Grant Thornton International, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2020. Fahn Kanne & co. audited the Company’s books and accounts since the year ended December 31, 1995.

The following table presents aggregate fees for professional audit services and other services rendered by Fahn Kanne & co., for  2018 and 2019:

	2018	2019
	(in thousands, USD)
Audit Fees (1)	381)	546	()
Tax Fees (2)	6	106
Total	387	652

(1)	for

(1) The audit fees for the years ended December 31, 2018 and 2019 respectively,  were for professional services rendered for the audits of our annual consolidated financial  statements, review of consolidated quarterly financial statements, statutory audits of Ituran.

(2) Consists of all tax related services.

..

Our audit committee has approved the above audit and non-audit services provided by Grant Thornton, during the years 2018 and 2019.

Proposal

Shareholders are being asked to renew the appointment of Fahn Kanne & co. as the Company’s independent auditors for the fiscal year 2020 and until the close of the next Shareholders' Annual General Meeting. The Audit Committee will pre-approve all services to be performed by, as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder, while the board of directors will pre – approve and determine the compensation to be paid to our auditors, as provide for in the Israel Companies Law, rules and regulations thereunder.

It is proposed that the following resolution be adopted at the Annual Meeting: “that Fahn Kanne & co. be appointed as the Company’s independent auditors for the fiscal year 2020 and until the close of the next Shareholders' Annual General Meeting”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the renewal of the appointment of the Company’s independent auditors.

PROPOSAL THREE
The election of certain directors for additional period
 until third succeeding Annual meeting thereafter

Background

The election of Directors of the Company is determined under the Company’s Articles of Association. At every annual meeting three or four directors out of all directors presiding, shall be replaced or re-elected to office. Form of the declaration of these officers pursuant to Section 224B can be found on the Company's website www.ituran.com.

Proposal

Shareholders are being asked to elect the following persons to serve as directors in Class B for additional period until third succeeding Annual meeting thereafter: Messrs. Nir Sheratzky, Yigal Shani and Yehuda Kahane:

Nir Sheratzky has served as a director of our company since its acquisition from Tadiran in 1995 and currently serves as a Co-Chief Executive Officer since 2003. Prior to 2003, Mr. Sheratzky served as an Executive Officer in our company from 1995 to 2003. Mr. Sheratzky is also a director in Moked Ituran. He holds BA and MA degrees in Economics from Tel Aviv University. Nir is the son of Izzy Sheratzky and the brother of Eyal and Gil Sheratzky and nephew of Effraim Sheratzky..

Yigal Shani has served as a director of our company since its acquisition from Tadiran in 1995. Mr. Shani is an insurance agent and a partner in the insurance agency Tzivtit Insurance Agency (1998) Ltd. together with Efraim Sheratzky, which provides insurance services to our company. Mr. Shani, has resigned on March 13, 2014 in order to allow compliance with the provisions of the Israeli Companies Law, which require that the board of directors to include at least one female and was reappointed on February 9, 2015 to replace Mr. Avner Kurz, as a Class B Director. Mr. Shani was reelected on November 9, 2017..

Yehuda Kahane is a co-founder of our company and has served on our board since 1995. Professor Kahane is an entrepreneur in both the academic and business arenas. He is a Fellow of the World Academy of Art and Science. He received the 2011 highest international award for his lasting contribution to the theory, practice and education in insurance and risk management, as well as a lifetime achievements award by the Israeli Insurance industry. He is a co-founder and chairperson of the YK Center for Preparing for the New Economy. Kahane is a Professor (Emeritus) from the Coller School of Management, Tel Aviv University where he headed the Institute for Business and the Environment. He taught at many business schools around the world, including the Wharton School, the University of Texas (Austin), the University of Toronto and the University of Florida, and has founded and served as the first Dean of the Israeli Academic School of Insurance. Professor Kahane chairs and is a major owner of Capital Point Ltd., and is active in the formation, seed investment and management of start-up companies and technological incubators, unrelated to our company. He chairs the association for the visually impaired people in Herzlia and Sharon district, and a board member of the Center for Blind People in Israel (The Umbrella organization). He is an honorary member of the Israel-Brazil Chamber of Commerce. Professor Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem and is a Fellow of the Israeli Association of Actuaries. He specializes in insurance, risk management, environmental issues and technological forecasting. He is the father of Yoav Kahana.

The statements of the above candidates to serve as directors are available at Ituran’s Israeli offices at 3 Hashikma St. Azour Israel, every business day from 9 a.m. to 5 p.m. (Israeli time), following prior coordination at telephone number +972-3-5571314.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the re-election of the abovementioned persons to the Company’s board of directors, for additional period until third succeeding Annual meeting thereafter.

PROPOSAL FOUR

THE RE-ELECTION OF THE EXTERNAL DIRECTOR OF THE COMPANY FOR
ADDITIONAL PERIOD
 UNTIL THIRD SUCCEEDING ANNUAL MEETING THEREAFTER

Background

Under the Israeli Companies Law, 1999 (the "Israeli Companies Law"), the board of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. External directors are elected for three-year terms. The Israeli Companies  Law provides that a person is not qualified to serve as an external director if he/she is a relative of the company's controlling person, or if, at the time of his/her appointment and/or at any time during the two years preceding his or her appointment, that person, a relative, partner or employer of that person, or any entity under that person’s control, has or has had an Affinity (as defined below) to the company, its controlling person or its relative or to any entity that, as of the date of appointment, or at any time during the two years preceding that date, is controlled by the company or by its controlling person. "Affinity" means the existence of work relationship, business or professional relationship or control, except if negligible, or a service as an officer of the company. In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director; and, a person already serving as a director of one company may not be appointed as an external director of another company if at that time a director of such company is serving as an external director of the first company.  The Israeli Companies Law prohibits external directors from receiving, directly or indirectly, any compensation other than for services as an external director pursuant to the provisions and limitations set forth in the applicable regulations promulgated under the Israeli Companies Law, 1999.

A director who qualifies as an external director under Israeli law meets the "independence" requirements set forth under the Nasdaq listing rules, including those applicable to members of audit and compensation committees of the board.

The Israeli Companies Law provides that each committee of the board of directors that is vested with an authority of the board must include at least one external director, except that the audit committee and compensation committee must include all external directors then serving on the board of directors.

External directors may generally be removed from office by the same majority of shareholders required for their election or by a court, in each case, only under limited circumstances, including if they cease to meet the statutory qualification for their appointment or violate the duty of loyalty to the company.

Israel Baron has been serving as an external director of our company since 2003 and is the Chairman of our board’s committees. Mr. Baron served as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd from 2009 until 2017. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to 2003, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as a director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting from the Bar-Ilan University in Ramat-Gan, Israel. Israel Baron was reelected on December 21, 2017 for additional 3-year term to serve as external director.

The board of directors decided to propose Mr. Baron candidacy for the renewal appointment  as external director in the light of his substantial contribution to the Company's business, and his accounting and financial expertise.

Israeli law permits to reelect the external director for additional two terms, three years each if this extension is proposed by either of: (i) the board or (ii) by a shareholder whose voting rights are no less than 1% of the Company or (ii) by the external director him/herself. In addition to the above, being a company listed on foreign exchange such as NASDAQ the Company is authorized by Israeli law to re-elect its external directors for unlimited additional terms of three years each, if both Audit committee & the board of directors come into conclusion that those directors have special expertise and  contribution to the work of the board and its committees, the appointment for additional term will benefit the Company.

On December 21, 2017 the shareholders of the Company during the general meeting resolved to approve Mr. Baron candidacy, which was proposed by the board of directors, for additional (sixth) term of three years, which commenced on December 21 , 2017.The current proposed election will be the seventh term of Mr.  Baron.

Under Israeli Companies Law and regulations promulgated thereunder, (i) an external director must have either "accounting and financial expertise" or "professional qualifications" (as such terms are defined in regulations promulgated under the Israeli Companies Law) and (ii) at least one of the external directors must have "accounting and financial expertise".  The Board of Directors of the Company has determined that Mr Baron has “accounting and financial expertise”, and his contribution to the work of the board and its committees, and the appointment for additional term, will benefit the Company. In addition, the Board of Directors has determined that Mr Baron qualifies as an independent director under the SEC and NASDAQ rules.

Mr. Baron declaration of External Director is available at Ituran’s Israeli offices at 3 Hashikma St. Azour Israel, every business day from 9 a.m. to 5 p.m. (Israeli time), following prior coordination at telephone number +972-3-5571314.

Proposal

Shareholders are being asked to approve the re-election of Mr. Israel Baron as an external-director of the Company for additional three-year term, which will commence on  December 21, 2020.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval of the proposal provided that: (a) such majority includes at least a majority of the shares held by all non-controlling shareholders or those having a personal interest in the appointment, except a personal interest which is not resulting from connections with controlling shareholders, present and voting at such meeting; or (b) the total number of shares voted against the election of the external director and held by shareholders other than controlling shareholders or those having a personal interest in the appointment, except a personal interest which is not resulting from connections with controlling shareholders, must not exceed 2% of the shares whose holders are entitled to vote at any meeting of shareholders.

Board Recommendation

The Board of Directors recommends the re-election of Mr Israel Baron to the Company’s board of directors as External Director, for additional period of three years

PROPOSAL FOUR

APPROVAL OF THE EXTENSION OF CERTAIN SERVICE AGREEMENTS (WITH COMPANY'S PRESIDENT, CO-CEOS AND CEO OF A SUBSIDIARY & INTERNATIONAL ACTIVITY AND BUSINESS DEVELOPMENT OFFICER)

Background

During 2019, Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky provided their services as President, Co-Chief Executive Officers, CEO of our Subsidiary & International Activity and Business Development Officer, respectively, as independent contractors pursuant to services agreements, which were approved by our shareholders meeting in 28 January 2014, between us and – Sheratzky Holdings Ltd., a company controlled by Izzy Sheratzky, ORAS Capital Ltd a company controlled by Eyal Sheratzky, Galnir Management and Investments Ltd. a company controlled by Nir Sheratzky, Zero-To-One S.B.L. Investments LTD a company controlled by Gil Sheratzky.

Such agreements were extended on February 26, 2017 and March 10(retroactively from 1 of February), 2020 subject to the approval of our next general shareholders meeting, for additional three years, with accordance to the provisions of Israeli Company Law and Israeli Companies Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, and were approved accordingly by our compensation committee and our board of directors.

All agreements mentioned above are in compliance with our amended compensation policy as approved on December  12, 2019, by the Company's general meeting of shareholders, which sets forth the principles of our office holders' compensation .

Moreover, please note that mssrs Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky, due to the Covid-19 effect on the society in general and including the company, have, based on their own initiative, agreed temporarily to decrease their base salary by 25% from April 2020, for an indefinite period until they will perceive that the effect of Covid-19 on company’s business will be less significant. Such reduction has been in effect as of the date of this proxy statement.

Therefore, this Meeting is asked to consider and approve the extension of the service agreements of Mr. Izzy Sheratzky (the Company's President) and his sons - Messrs. Eyal Sheratzky and Nir Sheratzky (the Company's Co-CEOs), and Mr. Gil Sheratzky (the CEO of the Company's Israeli wholly owned subsidiary, E-Com Global Electronic Commerce Ltd.) for an additional period of three years;

The extension agreements dated and signed on March 10 , 2020 (retroactively from 1 of February), are attached as exhibits 4.9(a), 4.10(a) 4.11(a) and 4.12(a) to the Company's Annual Report on Form 20-F for the year ended December 31, 2019.

4.1 APPROVAL OF THE TERMS OF SERVICE OF MR. IZZY SHERATZKY

Background and Proposed Resolution

Mr. Izzy Sheratzky is the President of the Company and has been leading the Company for over 24 years.

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•  Mr. Sheratzky has been leading the Company for over 24 years and possesses vast experience, knowledge and skills in the Company's field of operations;

•  Mr. Sheratzky's services are indispensable and necessary for the Company, he has a good reputation among our customers and material business connections that are important to the Company;

•  Mr. Sheratzky has immensely contributed to the Company and has led it to exceptional achievements for many years while maintaining its status as a leading corporation in its field.

•  The proposed terms of service of Mr. Sheratzky are compatible with his position at the Company, the scope of his services and their quality, and are reasonable and appropriate;

•  Mr. Sheratzky's terms of services are also reasonable and appropriate as compared to the terms of service of office holders who serve at similar positions with peer companies (i.e. - other public companies with appropriate similarities to the Company), including after consideration of such peer companies' financial performance as compared to the Company's;

• Mr. Sheratzky's terms of service correspond to the principles of the Compensation Policy and as such reflect the Company's perception of the appropriate nature of the compensation's components and their balance, including the ratio between the fix and variable components and the ratio between the terms of service of office holders and the cost of employment of the other employees of the Company; as well as the appropriate manner by which the Company's office holders should be incentivized, under a short and long term view and while relating to the advancement of the Company's goals and the best interests of its shareholders.

4.2 APPROVAL OF THE TERMS OF SERVICE OF MR. EYAL SHERATZKY

Background and Proposed Resolution

Mr. Eyal Sheratzky is the Co-CEO of the Company and has been serving as such for the last 16 years.

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•  Mr. Sheratzky has been serving the Company for approximately 24 years, and as a Co-CEO for 16 years; and possesses extensive experience, understanding and familiarity with the Company's entire aspects of operations;

•  Mr. Sheratzky's has greatly contributed to the growth and impressive achievements of the Company;

•  Mr. Sheratzky's services are indispensable and necessary for the Company, and the Company should act as much as possible to incentivize him to achieve the Company's goals;

•  Mr. Sheratzky holds LLB and LLM degrees from the Tel Aviv University School of Law and an Executive MBA degree from the Kellogg School of Management at Northwestern University, USA.

•  The proposed terms of service of Mr. Sheratzky are compatible with his position at the Company, the scope of his services and their quality, and are reasonable and appropriate;

•  Mr. Sheratzky's terms of services are also reasonable and appropriate as compared to the terms of service of chief executive officers of peer companies (i.e. - other public companies with appropriate similarities to the Company), including after consideration of such peer companies' financial performance as compared to the Company's;

•  Mr. Sheratzky's terms of service correspond to the principles of the Compensation Policy and as such reflect the Company's perception of the appropriate nature of the compensation's components and their balance, including the ratio between the fix and variable components and the ratio between the terms of service of office holders and the cost of employment of the other employees of the Company; as well as the appropriate manner by which the Company's office holders should be incentivized, under a short and long term view and while relating to the advancement of the Company's goals and the best interests of its shareholders.

4.3 APPROVAL OF THE TERMS OF SERVICE OF MR. NIR SHERATZKY

Background and Proposed Resolution

Mr. Nir Sheratzky is the Co-CEO of the Company and has been serving as such for the last 16 years.

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•  Mr. Sheratzky has been serving the Company for approximately 24 years, and as a Co-CEO for 16 years; and possesses extensive experience, understanding and familiarity with the Company's entire aspects of operations;

•  Mr. Sheratzky's has greatly contributed to the growth and impressive achievements of the Company;

•  Mr. Sheratzky's services are indispensable and necessary for the Company, and the Company should act as much as possible to incentivize him to achieve the Company's goals;

•  Mr. Sheratzky holds BA and MA degrees in Economics from the Tel Aviv University.

• The proposed terms of service of Mr. Sheratzky are compatible with his position at the Company, the scope of his services and their quality, and are reasonable and appropriate;

•  Mr. Sheratzky's terms of services are also reasonable and appropriate as compared to the terms of service of chief executive officers of peer companies (i.e. - other public companies with appropriate similarities to the Company), including after consideration of such peer companies' financial performance as compared to the Company's;

•  Mr. Sheratzky's terms of service correspond to the principles of the Compensation Policy and as such reflect the Company's perception of the appropriate nature of the compensation's components and their balance, including the ratio between the fix and variable components and the ratio between the terms of service of office holders and the cost of employment of the other employees of the Company; as well as the appropriate manner by which the Company's office holders should be incentivized, under a short and long term view and while relating to the advancement of the Company's goals and the best interests of its shareholders.

4.4 APPROVAL OF THE TERMS OF SERVICE OF MR. GIL SHERATZKY

Background and Proposed Resolution

Mr. Gil Sheratzky is our International Activity and Business Development Officer and in addition he acts as chief executive officer of E-Com Global Electronic Commerce Ltd. ("E-Com").

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•  Mr. Sheratzky has been serving the Company for approximately 5 years as our International Activity and Business Development Officer;

•  Mr. Sheratzky has been serving the Company for approximately 19 years in different positions, and as the CEO of E-Com for 12 years;

•  Mr. Sheratzky has gained extensive experience and understanding of the Company's field of operations; and is managing E-Com with great professionalism and talent;

•  Mr. Sheratzky is greatly contributing to the success of E-Com's operations and his services are required for the continued advancement and success of E-Com;

•  Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA.

•  The proposed terms of service of Mr. Sheratzky are compatible with his position at the Company as a Business Unit Manager and International Activity and Business Development Officer, the scope of his services and their quality, and are reasonable and appropriate;

•  Mr. Sheratzky's terms of services are also reasonable and appropriate as compared to the terms of service of business unit managers of peer companies (i.e. - other public companies with appropriate similarities to the Company), including after consideration of such peer companies' financial performance as compared to the Company's;

•  Mr. Sheratzky's terms of service correspond to the principles of the Compensation Policy and as such reflect the Company's perception of the appropriate nature of the compensation's components and their balance, including the ratio between the fix and variable components and the ratio between the terms of service of office holders and the cost of employment of the other employees of the Company; as well as the appropriate manner by which the Company's office holders should be incentivized, under a short and long term view and while relating to the advancement of the Company's goals and the best interests of its shareholders.

Proposal

Shareholders are being asked to approve the extension of service agreements as independent contractors, of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively for a period of additional three years (as was approved on March 10, 2020 (retroactively from 1 of February),  by our compensation committee and our board of directors subject to the approval of our next shareholders meeting, with accordance to the provisions of Israeli Company Law and Israeli Companies Regulations (Relaxations in Transactions with Interested Parties) 5760-2000).

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the extension of service agreements as independent contractors, of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively, for additional three years.

Sincerely yours,

Ituran Location and Control Ltd.

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY CARD

For use by shareholders of the Company at the Annual General Meeting of the Shareholders to be held on December 10, 2020 at 9:00 a.m. US Eastern time at the Company’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA.

(Please use BLOCK CAPITALS)

Shareholder Name: ___________________
Social Security/ID no.: ______________________

For shareholders that are corporations:
Corporation no. : _____________________
Country of Incorporation: ___________________

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

A	Proposals – The Board of Directors recommends a vote FOR Proposals 1 - 4.

1.	To appoint Fahn Kanne & co. as the Company’s independent auditors for the fiscal year 2020 and until the close of the next Shareholders' Annual General Meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To elect the following persons to serve as directors in Class B for additional period until third succeeding Annual General meeting thereafter.

2.1.	Nir Sheratzky	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.2.	Yigal Shani	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.3.	Yehuda Kahane	☐ FOR	☐ AGAINST	☐ ABSTAIN

• 3. To re-elect Mr. Israel Baron, an external director of the Company, to office for an additional term of three years which will commence on December 21, 2020

• FOR ☐ * AGAINST ☐ * ABSTAIN ☐

3A "personal interest" means a person's personal interest in an act or a transaction of a company, including the personal interest of his relative and of another body corporate in which he or his relative is an interested party, and exclusive of a personal interest that stems from the fact of holding shares in the company.

"controlling shareholder" means you hold the power to direct the activities of the company, other than by reason of being a director or other office holder of the company.

Are you a "controlling shareholder" of the Company or do you have "personal interest" in the appointment only due to your relations with the "controlling shareholder"?*

•	YES ☐ * NO ☐

It is most unlikely that you are a controlling shareholder or that you have a "personal interest" in the appointment only due to your relations with the "controlling shareholder" and therefore you probably need to check "NO" in the box.

Note: Failure to complete Item 3A will render your vote INVALID and your vote will not be counted with respect to the proposed resolution 3.

3.	To approve the extension of service agreements as independent contractors, of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky for a period of additional three years.

☐	FOR	☐	AGAINST	☐	ABSTAIN

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name appears hereon and date. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in full partnership name by authorized person.

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE CORPORATION. AUTHORITY TO VOTE FOR THE ELECTION OF ANY OF THE NOMINEES LISTED ABOVE MAY BE WITHHELD BY LINING THROUGH OR OTHERWISE STRIKING OUT THE NAME OF SUCH NOMINEE.

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, it will be voted FOR Items 1  and 2  above.

Notes:

1.    To be valid, this form of Proxy Card (together with all the required documents as set forth in the Proxy Statement) must be received not later than 48 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to  deposit so shall render the appointment invalid.

 2.   Any alterations to this form must be initialed.

3.    Completion and return of this Form of Proxy Card will not prevent a member from attending and voting in person at the Meeting.